Mercedes-Benz Auto Lease Trust 2024-B
Investor Report

Collection Period Ended   30-Jun-2026

Amounts in USD

Dates

Collection Period No.	22			
Collection Period (from... to)	1-Jun-2026	30-Jun-2026		
Determination Date	13-Jul-2026			
Record Date	14-Jul-2026			
Payment Date	15-Jul-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Jun-2026	15-Jul-2026	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jun-2026	15-Jul-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	184,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	280,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,500,000.00	300,415,560.21	268,508,508.17	31,907,052.04	68.691178	0.578059
Class A-4 Notes	76,250,000.00	76,250,000.00	76,250,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,283,250,000.00**	**376,665,560.21**	**344,758,508.17**	**31,907,052.04**		
Overcollateralization	166,747,421.25	188,499,664.76	188,499,664.76			
Total Securitization Value	**1,449,997,421.25**	**565,165,224.97**	**533,258,172.93**			
present value of lease payments	690,822,957.79	170,544,922.26	154,132,998.46			
present value of Base Residual Value	759,174,463.46	394,620,302.71	379,125,174.47			

	Amount	Percentage
Initial Overcollateralization Amount	166,747,421.25	11.50%
Target Overcollateralization Amount	188,499,664.76	13.00%
Current Overcollateralization Amount	188,499,664.76	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	4.570000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	4.033010%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.230000%	1,058,964.85	2.279795	32,966,016.89	70.970973
Class A-4 Notes	4.220000%	268,145.83	3.516667	268,145.83	3.516667
Total		**1,327,110.68**		**$33,234,162.72**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,377,497,550.19	492,665,353.91	460,758,301.87

Available 2024-B Collections

Lease Payments Received	14,689,770.14
Net Sales Proceeds-early terminations (incl Defaulted Leases)	17,450,475.77
Net Sales Proceeds-scheduled terminations	8,173,919.89
Excess wear and tear included in Net Sales Proceeds	15,967.63
Excess mileage included in Net Sales Proceeds	91,779.81
Subtotal	40,314,165.80
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	104,666.76
Total Available Collections	**40,418,832.56**

Available Funds ABS Notes

Total Exchange Note Payments	33,787,391.47
Reserve Account Draw Amount	0.00
Total Available Funds	**33,787,391.47**

Distribution on the Exchange Note

(1) Total Servicing Fee		470,971.02
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(4.58%)	1,880,339.43
(3) Exchange Note Principal Distributable Amount		31,907,052.04
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		6,160,470.07
Total Distribution		**40,418,832.56**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,327,110.68
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	31,907,052.04
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	553,228.75
Total Distribution	**33,787,391.47**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	470,971.02	470,971.02	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,327,110.68	1,327,110.68	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,058,964.85	1,058,964.85	0.00
thereof on Class A-4 Notes	268,145.83	268,145.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,327,110.68	1,327,110.68	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	31,907,052.04	31,907,052.04	0.00
Principal Distribution Amount	31,907,052.04	31,907,052.04	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,624,993.55
Reserve Fund Amount - Beginning Balance	3,624,993.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	9,683.74
minus Net Investment Earnings	9,683.74
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,624,993.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	9,683.74
Net Investment Earnings on the Exchange Note	
Collection Account	94,983.02
Investment Earnings for the Collection Period	104,666.76

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,449,997,421.25	29,489
Securitization Value beginning of Collection Period	565,165,224.97	13,074
Principal portion of lease payments	9,550,789.67	
Terminations- Early	13,544,590.82	
Terminations- Scheduled	6,720,103.16	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,091,568.39	
Securitization Value end of Collection Period	533,258,172.93	12,483
Pool Factor	36.78%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.95%	10.95%
Weighted Average Remaining Term (months)	27.02	13.34
Weighted Average Seasoning (months)	15.14	29.15
Aggregate Base Residual Value	950,319,643.33	422,699,617.60
Cumulative Turn-in Ratio		48.25%
Proportion of base prepayment assumption realized life to date		81.48%
Actual lifetime prepayment speed		0.85%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	528,364,864.52	12,381	99.08%
31-60 Days Delinquent	3,678,422.58	79	0.69%
61-90 Days Delinquent	759,382.81	17	0.14%
91-120 Days Delinquent	455,503.02	6	0.09%
Total	533,258,172.93	12,483	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.228%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,536,800.00	34	37,217,634.76	763
Liquidation Proceeds	871,301.32		25,107,913.21	
Recoveries	708,242.76		8,827,251.62	
Principal Net Credit Loss / (Gain)	(42,744.08)		3,282,469.93	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.093)%
Prior Collection Period	(0.359%)
Second Prior Collection Period	0.330 %
Third Prior Collection Period	(0.932%)
Four Month Average	(0.264)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.226%

Average Net Credit Loss / (Gain)   4,302.06

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	20,819,462.37	557	570,437,335.11	16,243
Sales Proceeds and Other Payments Received	23,728,159.71		650,580,151.40	
Residual Loss / (Gain)	(2,908,697.34)		(80,142,816.29)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(6.355)%
Prior Collection Period	(5.813%)
Second Prior Collection Period	(7.139%)
Third Prior Collection Period	(6.650%)
Four Month Average	(6.489)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (5.527)%

Average Residual Loss / (Gain)   (4,933.99)